Arotech Corporation 1229 Oak Valley Drive Ann Arbor, Michigan 48108 Tel: (800) 281-0356 Fax: (734) 761-5368 http://www.arotech.com Nasdaq National Market: ARTX

July 14, 2011

VIA EDGAR AND FACSIMILE
1-703-813-6985

Mr. Brian Cascio
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.W.
Mail Stop 3030
Washington, D.C. 20549

Attention:    Mr. Brian Cascio, Accounting Branch Chief

Re:	Arotech Corporation
Form PRE 14A
Filed June 13, 2011
File No. 000-23336

Dear Mr. Cascio:

This letter sets forth the responses of Arotech Corporation (“we” or the “Company”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Securities and Exchange Commission (the “Staff”) dated June 30, 2011, with respect to the filing by the Company of the above-referenced preliminary proxy statement on June 13, 2011.

For the convenience of the Staff, we have quoted the Comment Letter in italics below, after which our responses appear in regular roman typeface.

RESPONSES TO COMMENT LETTER

Proposal Number 3 – Quasi-Reorganization, page 7

1.
We refer to the resolution adopted by your Board of Directors to effect a quasi-reorganization of your financial statements to eliminate approximately $173 million deficit in retained earnings as of March 31, 2011 with a corresponding decrease in your balance sheet surplus account. Please clarify your statement on page 7 that the Board believes that the significant deficit in retained earnings hampers your potential for future success and limits your flexibility in taking actions that may be in the best interest of you and your stockholders. Please describe why management believes this reorganization will mitigate these issues and the benefits that will result from this reorganization. In addition, please describe any impact that this reorganization could have on future periods.

In the recent past, our management has received questions, particularly in the context of financings, acquisitions and business opportunities, regarding the stability of the Company in light of the size of our retained earnings deficit. Although these individuals could review our historical income statements and cash flows or other financial and non-financial measurements that might be available to them, a significant number of individuals look at our current periodic report as a “snapshot” of the financial stability of the Company and we believe that this misrepresents the Company.  We believe that we have missed out on certain opportunities such as more attractive financing, additional customers and acquisition opportunities due to this deficit, over 80% of which was generated prior to 2006. We also believe that restating the equity section of our balance sheet better reflects the current and future financial position of the Company. We believe that this quasi-reorganization will generate new opportunities with lenders and customers and will facilitate new business activities, creating a deeper customer base and leading to a more successful operation.

2.
We note that you attribute the significant deficit in retained earnings to the massive losses incurred in connection with the electric vehicle program and the consumer battery business prior to the shutdown of operations in 2002. Please revise to disclose the reason you believe it is appropriate to effect a quasi-reorganization at this time for losses incurred in fiscal 2002 and prior. Please also disclose how you reasonably expect to have profitable operations after quasi-reorganization.

We acknowledge the comment and will insert the following updated language in the proxy:

Largely because of massive losses that we incurred in connection with our electric vehicle program and our consumer battery business prior to the shutdown of those operations in 2002, our balance sheet reflected a deficit in retained earnings as of March 31, 2011 of $173,348,386. Prior to 2002, we were primarily involved in research and development in respect of an electric vehicle for fleet use, and in taking the basic technology so developed and adapting it for use in disposable consumer cell phone batteries. Both of these enterprises were capital intensive, (research, development and marketing a new consumer product) generated limited revenue, and led to substantial losses. Thereafter, we engaged in a number of financings and acquisitions that also led to significant losses (partly as a result of non-cash charges associated with these activities). As a result of these acquisitions, we repositioned the Battery Division and created both the Armor and Simulation Divisions. We have been operating near or above the level of cash-flow profitability in recent years, as reflected in our most recent Annual Report on Form 10-K ($2.0 million positive cash flow in 2009 and $9.2 million in positive cash flow in 2010) and while we continue to evaluate possible further financings and acquisitions, we do not anticipate issuing the kind of convertible securities that led to these non-cash charges and contributed to these losses. At present, we have a backlog of $116 million, over $60 million more than any time in our history. This should result in an increase in revenue and increased margin dollars without a significant increase in our corporate overhead. We therefore believe that our prospects of generating a GAAP profit have significantly increased, and that it is appropriate to effect a quasi-reorganization at this time.

The Board recommends the Reorganization to eliminate this deficit in the retained earnings account with the corresponding decrease in the surplus capital account. The Board believes that the significant deficit in our retained earnings account hampers our potential for future success and limits our flexibility in taking actions that may be in the best interest of us and our stockholders

3.	Please disclose how you have evaluated and complied with each of the criteria in Section 210 of the Codification of Financial Reporting Policies.

We have considered the impact of the proposed quasi-reorganization on our Statement of Financial Position, including the requirements in Section 210 of the Codification of Financial Reporting Policies, as follows:

(1)	Earned surplus, as of the date selected, is exhausted;

The Company is currently reporting a retained deficit.

(2)	Upon consummation of the quasi-reorganization, no deficit exists in any surplus account;

The Company will not have a deficit in any surplus account.

(3)
The entire procedure is made known to all persons entitled to vote on matters of general corporate policy and the appropriate consents to the particular transactions are obtained in advance in accordance with the applicable law and charter provisions;

The procedure will be made known to all persons entitled to vote through the Company’s description in the proxy statement.

(4)
The procedure accomplishes, with respect to the accounts, substantially what might be accomplished in a reorganization by legal proceedings—namely, the restatement of assets in terms of present conditions as well as appropriate modifications of capital and capital surplus, in order to obviate so far as possible the necessity of future reorganizations of like nature.

Management believes that implementing the quasi-reorganization will not require us to restate assets; we will make the appropriate modifications of capital and capital surplus. Management believes that this will fulfill these requirements. Management does not expect that there will be a future quasi-reorganization.

(5)
The entity must have changed management, lines of business, methods of operations, and so forth, so that the entity is reasonably expected to have profitable operations based on the restated asset and liability carrying amounts in terms of present conditions. The entity cannot have an operating loss immediately after the quasi-reorganization.

As noted in our response to question two, the Company has completely changed its lines of business and operations.  Management believes that the Company has reached the turning point in GAAP profitability and it is now appropriate to seek approval for a quasi-reorganization.

Accordingly, the Company believes that each of these criteria will be met.

4.
We note that the quasi-reorganization will be effective September 30, 2011 and will involve the elimination of the deficit in retained earnings as of March 31, 2011 of approximately $173 million with a corresponding decrease in the surplus capital account on your balance sheet. Please tell us how you considered the guidance in FASB ASC 852-20-25 and 852-20-30, Section 210 of the Codification of Financial Reporting Polices, and SAB Topic 5-S, which requires the revaluation of assets and liabilities to fair value in a quasi-reorganization. Please note that net assets cannot be written-up as a result of the quasi-reorganization. Also clarify whether you have determined the adjustments necessary to revalue assets and liabilities.

We have considered the guidance in FASB ASC 852-20-25 and 852-20-30, Section 210 of the Codification of Financial Reporting Polices, and SAB Topic 5-S and we do not believe that the Company will be required to make any additional fair value measurement changes to the fair value of assets and liabilities. This change will not impact the current valuation of any asset or liability account.

5.
Please revise to clarify your reference to “fresh start” in paragraphs 2 and 4 and whether this relates “Fresh Start Reporting” associated with financial reporting upon emergence from bankruptcy as described in FASB ASC 852-10-45.

The use of the term “fresh-start” was not meant to imply or indicate that we were treating the disclosure and recording of this quasi-reorganization as a form or type of bankruptcy as referenced in the codification, rather we were using the idiom “fresh start “ to portray a new start or an act of starting over. We will revise the proxy statement to eliminate the phrase “fresh start” and will use the following revised language:

Accounting rules permit quasi-reorganizations when there has been a significant change in an existing business, either through a discontinuance of a substantial portion of a business or a substantial new direction to an existing business. In general, the principal effect of the quasi-reorganization is to eliminate the accumulated deficit, giving the company a “new starting point” with a zero balance in retained earnings.

In addition, we must demonstrate other characteristics consistent with generally accepted accounting principles, including profitable operations or reasonable prospects for profitable operations.

6.	Please tell us your consideration of the requirements of FASB ASC 852-20 and 852-740 for income taxes related to the quasi-reorganization.

We have considered the general guidance in FASB ASC 852-20 and more specifically the guidance in FASB ASC 852-20-S99 and have concluded that this quasi-reorganization will not impact operating loss or tax credit carryforwards.  As no net assets are expected to be revalued in the reorganization, the Company’s recorded gross deferred tax assets and liabilities also will not change. In light of the valuation allowance we have recorded against our net deferred tax assets (including NOLs and tax credits carryforwards), we have also reviewed the guidance in FASB ASC 852-740 and acknowledge that any realization of tax benefits associated with these recorded net deferred tax assets as of the reorganization date will be recorded as a direct addition to contributed capital.

7.
Please tell us what consideration you gave to providing pro forma information for the quasi-reorganization. We reference the requirements of Rule 11-01(a)(8) of Regulation S-X that pro forma information is required when “consummation of other events or transactions has occurred or is probable for which disclosure of pro forma information would be material to investors.”

We acknowledge that pro forma information is required when the “consummation of other events or transactions has occurred or is probable for which disclosure of pro forma information would be material to investors.” Due to the simplicity of the pro forma adjustments, we will include a statement in the revised proxy describing the resulting reclassification between our equity accounts as of June 30, 2011 as opposed to including a full pro forma columnar balance sheet. As no net assets are being revalued in the quasi-reorganization, there would be no pro forma adjustments to our statements of operations for the year ended December 31, 2010 nor the interim periods ended June 30, 2011.

In connection with the foregoing responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Thank you for the opportunity to respond to your comments. If you need any additional information after reviewing the above, you can contact me at 734-761-5836. You may also contact our general counsel, Yaakov Har-Oz, who can be reached at 011-972-54-646-4808.

Sincerely,

Thomas J. Paup
Chief Financial Officer

cc:	Leigh Ann Schultz (by EDGAR)
Robert S. Ehrlich
Yaakov Har-Oz, Esq.
Steven M. Skolnick, Esq.